UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 22, 2017

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

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Novartis Phase III study shows ACZ885 (canakinumab) reduces cardiovascular risk in people who survived a heart attack

  Phase III CANTOS study met the primary endpoint, a composite of heart attack, stroke and cardiovascular death, showing that ACZ885 (canakinumab) in combination with standard of care therapy reduces cardiovascular risk in people with a prior heart attack and inflammatory atherosclerosis

  Despite current treatments about 40% of heart attack survivors remain at increased risk of  recurrent heart attack, stroke or cardiovascular death because of high-risk inflammatory atherosclerosis[1]; 25% experience another event within five years[2]

  Full results will be presented at an upcoming medical congress; Novartis plans to initiate discussions with regulatory authorities

Basel, June 22, 2017 - Novartis today announced topline results from the global Phase III CANTOS study investigating the efficacy, safety and tolerability of ACZ885 (canakinumab) in combination with standard of care in people with a prior heart attack and inflammatory atherosclerosis. With more than 10,000 patients enrolled in the study over the last six years, CANTOS is one of the largest and longest-running clinical trials in Novartis' history.

The CANTOS study met the primary endpoint, demonstrating that when used in combination with standard of care ACZ885 reduces the risk of major adverse cardiovascular events (MACE), a composite of cardiovascular death, non-fatal myocardial infarction and non-fatal stroke, in patients with a prior heart attack and inflammatory atherosclerosis. The full data from the study will be submitted for presentation at a medical congress and for peer reviewed publication later this year.

"Despite current treatment, about 25 percent of heart attack survivors will have another cardiovascular event within five years, making the outcome of the CANTOS study a promising new development for patients," said Vas Narasimhan, Global Head, Drug Development and Chief Medical Officer, Novartis. "ACZ885 is the first and only investigational agent which has shown that selectively targeting inflammation reduces cardiovascular risk. Our priority now is to thoroughly analyze these important data and discuss them with regulatory agencies."

Heart attack occurs in about 580,000 people every year in EU5 and 750,000 people in the United States alone[3],[4]. In 2015 there were an estimated 7.29 million heart attacks globally[5]. Despite standard treatment, people with a prior heart attack live with a higher ongoing risk of having another event or dying, and it has been shown that in about four in 10 people, this risk is directly related to increased inflammation associated with atherosclerosis[1]. The recurrent MACE in patients with inflammatory atherosclerosis are associated with increased morbidity, mortality and reduced quality of life and currently represent a major economic burden on patients and healthcare systems around the world.

About CANTOS

The Canakinumab Anti-inflammatory Thrombosis Outcomes Study (CANTOS) (NCT01327846) is a randomized, double-blind, placebo-controlled, event-driven Phase III study designed to evaluate the efficacy, safety and tolerability of quarterly subcutaneous injections of ACZ885 (also known as canakinumab) in combination with standard of care in the prevention of recurrent cardiovascular (CV) events among 10,061 people with a prior myocardial infarction (MI) and with a high-sensitivity C-reactive protein (hsCRP) level of >=2mg/L. The study evaluated three different doses of ACZ885 vs placebo. The primary endpoint of the study was time to first occurrence of major adverse CV event (MACE), a composite of CV death, non-fatal MI, and non-fatal stroke. Secondary endpoints included time to first occurrence of the composite CV endpoint consisting of CV death, non-fatal MI, non-fatal stroke and hospitalization for unstable angina requiring unplanned revascularization; time to new onset type 2 diabetes among people with pre-diabetes at randomization; time to occurrence of non-fatal MI, non-fatal stroke or all-cause mortality; and time to all-cause mortality. The median follow-up time was 3.8 years. The study ran for approximately six years.

About heart attack and inflammatory atherosclerosis

Heart attack occurs in about 580,000 people every year in EU5 and 750,000 people in the United States alone[3],[4]. In 2015 there were an estimated 7.29 million heart attacks globally[5]. Despite standard treatment, patients who have had a prior heart attack live with a higher ongoing risk of secondary major adverse cardiovascular events (MACE), a composite of cardiovascular (CV) death, non-fatal MI, and non-fatal stroke. It has been shown that in about four in 10 people, this risk is directly related to the increased inflammation associated with inflammatory atherosclerosis as measured by a high-sensitivity C-reactive protein (hsCRP) biomarker level of >= 2mg/L[1]. The recurrent MACE in people with inflammatory atherosclerosis are associated with increased morbidity, mortality and reduced quality of life and currently represent a major economic burden on patients and healthcare systems around the world.

About ACZ885
ACZ885 (canakinumab) is a selective, high-affinity, fully human monoclonal antibody that inhibits IL-1ß, a key cytokine in the inflammatory pathway known to drive the continued progression of inflammatory atherosclerosis[6]-[10]. ACZ885 works by blocking the action of IL-1ß for a sustained period of time, therefore inhibiting inflammation that is caused by its over-production[11],[12]. ACZ885 is the first and only agent which has shown that selectively targeting inflammation significantly reduces cardiovascular risk in patients who have had a prior heart attack and have an increased cardiovascular inflammatory burden.

About the Novartis cardiovascular portfolio

Entresto® (sacubitril/valsartan) is the first and only approved medicine of its kind. Entresto has been given a Class I recommendation in United States and European Union clinical guidelines for treatment of heart failure with reduced ejection fraction (HFrEF). Approved indications may vary depending upon the individual country. Its unique mode of action reduces the strain on the failing heart by enhancing the protective neuro-hormonal systems (e.g. natriuretic peptide system) and simultaneously inhibiting the harmful effects of the overactive renin-angiotensin-aldosterone system (RAAS).

To better understand heart failure (HF), Novartis has established FortiHFy, the largest global clinical program in HF across the pharmaceutical industry. FortiHFy has more than 40 active or planned clinical studies designed to extend understanding of HF as well as to generate an array of additional data on symptom reduction, efficacy, quality of life benefits and real world evidence with Entresto.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by words such as "investigational," "investigating," "will," "plans to," "later this year," "promising," "may," "priority," "portfolio," "recommendation," "planned," or similar terms, or by express or implied discussions regarding potential marketing approvals for ACZ885, potential new indications or labeling for Entresto, or regarding potential future revenues from ACZ885 or Entresto. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that ACZ885 will be submitted or approved for sale in any market, or at any particular time. Neither can there be any guarantee that Entresto will be submitted or approved for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that ACZ885 or Entresto will be commercially successful in the future. In particular, management's expectations regarding ACZ885 and Entresto could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain proprietary intellectual property protection; general economic and industry conditions; global trends toward health care cost containment, including ongoing pricing and reimbursement pressures; safety, quality or manufacturing issues, and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2016, the Group achieved net sales of USD 48.5 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 118,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

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References

[1] Ridker P. How Common Is Residual Inflammatory Risk? Circ Res. 2017;120:617-619

[2] Heart Disease and Stroke Statistics-2017 Update: A Report From the American Heart Association. Circulation. 2017;135:e146-e603

[3] EU5 MI trend. Based on Eurostat discharge data. Novartis data on file.

[4] Mozaffarian D, et al. Heart Disease and Stroke Statistics - 2016 Update: A Report From the American Heart Association. Circulation. 2017; 135(23):e1-324.

[5] Roth G, et al. Global, Regional, and National Burden of Cardiovascular Diseases for 10 Causes, 1990 to 2015. JACC. Available online May 17, 2017.

[6] Fearon WF, Fearon DT. Inflammation and cardiovascular disease: role of the interleukin-1 receptor antagonist. Circulation. 2008;117:2577-2579.

[7] Duewell P, et al. NLRP3 inflammasomes are required for atherogenesis and activated by cholesterol crystals. Nature. 2010;464(7293):1357-61.

[8] Rajamaki K, et al. Cholesterol Crystals Activate the NLRP3 Inflammasome in Human Macrophages: A Novel Link between Cholesterol Metabolism and Inflammation. PLoS One. 2010; 5(7):e11765.

[9] Ridker PM, Luscher TF. Anti-inflammatory therapies for cardiovascular disease. Eur Heart J. 2014; 35(27):1782-91.

[10] Ridker PM. From C-Reactive Protein to Interleukin-6 to Interleukin-1. Circ Res. 2016; 118:145-156.

[11] Ridker PM, et al. Effects of Interleukin-1ß Inhibition with Canakinumab on Hemoglobin A1c, C-Reactive Protein, Interleukin-6 and Fibrinogen. Circulation. 2012; 126(23):2739-48.

[12] Ridker PM, et al. Interleukin-1ß inhibition and the prevention of recurrent cardiovascular events: rationale and design of the Canakinumab Anti-inflammatory Thrombosis Outcomes Study (CANTOS). Am Heart J. 2011; 162(4):597-605.

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Novartis Media Relations

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Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Agnes Estes Novartis Pharma Communications +41 61 324 1896 (direct) +41 79 644 1062 (mobile) agnes.estes@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: June 22, 2017	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting